SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-33934

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cape Bank Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

December 31, 2013 and 2012

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplementary Information
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14-15

Report of Independent Registered Public Accounting Firm

The Cape Bancorp, Inc. Compensation Committee

Cape Bank Employees’ Savings & Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Cape Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended December 31, 2013 and 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ParenteBeard LLC
Philadelphia, Pennsylvania
June 19, 2014

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
	2013	2012
Assets:
Investments, at fair value (note 4 and 5)	$ 8,795,205	$ 8,085,689

Receivables:
Employer Contribution	126,184	-
Notes receivable from participants	385,821	403,264
Accrued income	-	3,866
Total assets	9,307,210	8,492,819
Liabilities:
Accrued expenses	-	16,507
Total liabilities	-	16,507
Net assets before adjustment from fair value to contract value	9,307,210	8,476,312
Adjustment from fair value to contract value for interest in common collective
trust fund relating to fully benefit-responsive investment contracts	(10,150)	(37,965)
Net assets available for benefits	$ 9,297,060	$ 8,438,347
See accompanying notes to financial statements

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012
	2013	2012
Additions:
Net appreciation in fair value of investments (note 4)	$ 1,434,535	$ 887,632
Dividend income	22,808	7,359
Net investment income	1,457,343	894,991
Interest on notes receivable from participants	14,053	14,407
Contributions:
Employers’	126,184	-
Participants’	731,910	534,825
Total contributions	858,094	534,825
Total additions	2,329,490	1,444,223

Deductions:
Benefits paid to participants	1,410,372	1,459,956
Administrative expenses	60,405	59,873
Total deductions	1,470,777	1,519,829
Net increase/decrease	858,713	(75,606)
Net assets available for benefits:
Beginning of year	8,438,347	8,513,953
End of year	$ 9,297,060	$ 8,438,347
See accompanying notes to financial statements.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of Plan

The following description of Cape Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on November 1, 2007 and is a defined contribution plan covering all full-time employees of Cape Bank (Bank) who have completed three months of service and are age twenty one or older. Participants are eligible to receive employer contributions upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank is a wholly owned subsidiary of Cape Bancorp, Inc.

(b)	Contributions

Each year, participants may contribute up to 30% of pretax annual compensation, as defined in the Plan document and subject to certain limitations. Participants who have attained age 50 by the close of the Plan year are also eligible to make catch-up contributions under Internal Revenue Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2012, the Bank amended the Plan to eliminate the matching contribution formula and replaced it with a discretionary form of matching contribution and also was amended to allow for Roth Deferrals by participants. Additional profit sharing amounts may be contributed at the option of the Bank’s board of directors. In 2013, the Bank contributed 100% of the first 2% of eligible compensation that participants contributed to the Plan. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the Bank contributions (if applicable) into the various investment options offered by the Plan. In 2012, the Bank did not make a profit sharing contribution.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Bank’s contributions, b) Plan earnings, and charged with an allocation of administrative expense and c) forfeitures of employer profit sharing contributions, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(d)	Retirement, Death and Disability

A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

(e)	Vesting

Participants are immediately 100% vested in their contributions plus actual earnings, plus all employer matching and profit sharing contributions thereon.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(f)	Payment of Benefits

On termination of service due to death, disability, retirement, or other termination of employment, a participant may elect to receive a lump-sum amount, installment payments or distributions in kind of Bank stock equal to the value of the participant’s vested interest in his or her account.

(g)	Notes Receivable from Participants (Participant Loans)

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan transactions are treated as a transfer to (from) the investment account from (to) notes receivable from participants. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined monthly by the Plan administrator and all loans were 4.25% at December 31, 2013. Principal and interest are paid through payroll deductions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in the Invesco Stable Value Fund – Pentegra Share Class (“Stable Value Fund”). The average yield of the Stable Value Fund for the years ending December 31, 2013 and 2012 was 1.26% and .88%, respectively, and the average yield earned by the Stable

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

Value Fund that reflects actual interest credited to participants for the year ended December 31, 2013 and 2012 was 1.45% and 1.82%, respectively.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

(f)	Risks and Uncertainties

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(g)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

(h)	Concentration of Credit Risk

At December 31, 2013 and 2012, approximately 10.48% and 13.31% of the Plan’s assets were invested in Cape Bancorp, Inc. common stock.

(3)	Rights upon Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(4)	Investments

Reliance Trust Company, the custodian of the Plan, held investment assets and executed transactions during the Plan year.

The following presents the fair values of investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31
	2013	2012
Cape Bancorp, Inc. common stock, 94,700 and	$ 962,152	$ 1,075,931
123,801 shares, respectively
Common collective trust funds:
Invesco Stable Value Fund-Pentegra Share Class
(Contract Value: 2013 - $828,627; 2012 – $995,138)	838,777	1,033,103
S&P Midcap Index Fund Series A	1,283,444	1,000,916
S&P 500 Flagship SL Series Fund	974,097	1,108,975
Short Term Investment Fund	761,651	455,828

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31
	2013	2012
Cape Bancorp common stock	$ (354)	$ 100,215
Common collective trust funds	1,434,889	787,417
Net appreciation	$ 1,434,535	$ 887,632

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(5)	Fair Value Measurement

FASB ASC Topic No. 820, Fair Value Measurement establishes a fair value framework which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Bank common stock and money market mutual fund: Investments in Bank common stock and in the Federated Government Obligation money market fund are stated at fair value as determined by quoted market prices (Level 1 inputs).

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

Common collective trust funds: The fair values of participation units held in common collective trust funds are based on their net asset values, as reported by the managers and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The investment goals of are as follows:

•
Target retirement funds target retirement dates that provide an age-based investment mix of stocks, bonds and short-term investments. The funds seek high total return until the target retirement dates and high income and capital appreciation thereafter.

•	Equity funds investment goal are a total return before fees and expenses that corresponds to the total return of the index.

•	Fixed Income funds seek to maximize total return, consistent with preservation of capital by investing in intermediate-term, investment grade bonds.

•	Non Lending Funds objective is to maximize total return with a risk level that is appropriate for the fund's particular time frame

•
The fair values of interests in stable value fund, Invesco Stable Value Fund, are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers. The investment goal of the Invesco Stable Value Fund is to preserve principal and interest while maximizing current income by investing in fixed income securities, bonds GICs and other CCTs.

The trusts are valued at net asset value per share and have no unfunded commitments or significant redemption restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

Investments measured at fair value on a recurring basis as of December 31, 2013 and 2012 are summarized below:

	Fair value measurements
	at December 31, 2013 using
	Quoted
	prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cape Bancorp, Inc. common
stock	$ 962,152	$ -	$ -	$ 962,152
Federated government
obligation fund	48,302	-	-	$ 48,302
Common collective trusts:				$ -
Fixed income	-	1,943,443	-	$ 1,943,443
Equity	-	3,581,970	-	$ 3,581,970
Stable value fund	-	838,777	-	$ 838,777
Target retirement	-	798,566	-	$ 798,566
Nonlending funds	-	621,995	-	$ 621,995
Total investments, at fair value	$ 1,010,454	$ 7,784,751	$ -	$ 8,795,205

	Fair value measurements
	at December 31, 2012 using
	Quoted
	prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Cape Bancorp, Inc. common
stock	$ 1,075,931	$ -	$ -	$ 1,075,931
Federated government
obligation fund	56,971	-	-	56,971
Common collective trusts:
Fixed income	-	1,638,827	-	1,638,827
Equity	-	3,248,744	-	3,248,744
Stable value fund	-	1,033,103	-	1,033,103
Target retirement	-	633,346	-	633,346
Nonlending funds	-	398,767	-	398,767
Total investments, at fair value	$ 1,132,902	$ 6,952,787	$ -	$ 8,085,689

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT

SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(6)	Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds common collective trust funds managed by State Street Global Advisors (SSGA), the Plan’s investment manager and Reliance Trust Company, the Plan’s custodian, which qualify as party-in-interest transactions.

The Plan also holds shares of Cape Bancorp, Inc. common stock (note 4).

Notes receivable from the participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Certain professional fees for the administration of the Plan were paid by the Bank on behalf of the Plan. During 2013 and 2012, fees of $2,733 and $3,053, were paid by the Plan to Reliance Trust Company, custodian of the Plan, fees of $46,494 and $45,092,  were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $4,221 and $3,803, respectively, were paid by the Plan to SSGA, investment manager, which represent party-in-interest transactions.

(7)	Tax Status

The Internal Revenue Service issued an opinion letter dated September 30, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the internal Revenue Code (IRC). Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator received correspondence from the Department of Labor (“DOL”) dated October 30, 2013 that their audits for tax years 2008, 2009, 2009, 2011, 2012 and 2013 are closed. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(Continued)

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(8)	Subsequent Events

Effective January 1, 2014, (1) the Plan changed trustees and transferred the assets of the Plan to Principal Financial Group and (2) the Plan’s provisions were restated. Participants should refer to the restated Plan document for a more complete description of the Plan’s restated provisions.

SUPPLEMENTARY INFORMATION

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013
Name of Plan Sponsor: Cape Bank
Employer Identification Number: 21-0600992
Three-digit Plan Number: 003
(c)
Description of investment
(b)	including maturity date,	(e)
Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par or maturity value	Cost	value
*	Cape Bancorp, Inc. Common Stock	Common Stock	#	$962,152
Federated Government Obligation Fund	Money Market Fund	#	48,302
Common collective trust funds:
*	State Street Bank and Trust
Company	Short Term Investment Fund	#	761,651
*	State Street Bank and Trust	S&P 500 Flagship Non Lending Fund
Company	Series A	#	974,097
*	State Street Bank and Trust	Long US Treasury Index Non Lending
Company	Series Fund Cl A	#	295,411
*	State Street Bank and Trust
Company	S&P Value Index SL Series Fund	#	265,084
*	State Street Bank and Trust	Invesco Stable Value Fund -
Company	Pentegra Share Class **	#	838,777
*	State Street Bank and Trust	Conservative Strategic
Company	Balanced SL Fund	#	190,356
*	State Street Bank and Trust
Company	Moderate Strategic Balanced SL Fund	#	201,091
*	State Street Global Advisors	Aggressive Strategic
Company	Balanced SL Fund	#	135,348
*	State Street Bank and Trust
Company	e	S&P 500 Growth Index SL Series Fund	#	449,143
*	State Street Bank and Trust
Company	S&P MidCap Index Fund Series A	#	1,283,444
*	State Street Bank and Trust
Company	Russell 2000 Index Fund Series A	#	400,320
*	State Street Bank and Trust	Daily EAFE Index Non Lending Series
Company	Fund Class A	#	339,618
*	State Street Bank and Trust	REIT Index Non-Lending
Company	Series Fund	#	164,936

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013
Name of Plan Sponsor: Cape Bank
Employer Identification Number: 21-0600992
Three-digit Plan Number: 003
		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par or maturity value	Cost	value
*	State Street Bank and Trust	Target Retirement 2010 Non Lending
	Company	Series Fund A	#	162
*	State Street Bank and Trust	Target Retirement 2015 Non Lending
	Company	Series Fund Class A	#	125,630
*	State Street Bank and Trust	Target Retirement 2020 Non Lending
	Company	Series Fund Class A	#	325,362
*	State Street Bank and Trust	Target Retirement 2025 Non Lending
	Company	Series Fund Class A	#	242,561
*	State Street Bank and Trust	Target Retirement 2030 Non Lending
	Company	Series Fund Class A	#	481
*	State Street Bank and Trust	Target Retirement 2035 Non Lending
	Company	Series Fund Class A	#	43,830
*	State Street Bank and Trust	Target Retirement 2040 Non Lending
	Company	Series Fund Class A	#	16,829
*	State Street Bank and Trust	Target Retirement 2045 Non Lending
	Company	Series Fund Class A	#	37,751
*	State Street Bank and Trust	Target Retirement 2050 Non Lending
	Company	Series Fund Class A	#	5,597
*	State Street Bank and Trust	Target Retirement 2055 Non Lending
	Company	Series Fund Class A	#	363
*	State Street Bank and Trust	Passive Bond Market Index
	Company	Non Lending Series Fund Class A	#	229,850
*	State Street Bank and Trust	Nasdaq 100 Index Non-Lending
	Company	Class A	#	457,059
* Participant loans		Interest rates ranging from 4.25%
		to 4.25%	—	385,821
				$9,181,026
*	Denotes party-in-interest
**	Represents fair value. The contract value at December 31, 2013 was $828,627 for the Invesco Stable Value Fund.
#	Investment is participant-directed, therefore historical cost is not required.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPE BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 19, 2014	By:	/s/ Guy Hackney
Guy Hackney
Executive Vice President and Chief Financial Officer